Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Healthcare Triangle, Inc.

Amendment No.1 to Registration Statement on Form S-1

Filed September 10, 2021

File No. 333-259180

Dear Staff:

On behalf of Healthcare Triangle, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated as of September 15, 2021 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC by the Company on September 10, 2021 (“Amendment No. 1”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Amendment No. 1 to Form S-1 filed September 10, 2021

Note 13. Share Based Compensation, page F-27

1.	We note your disclosure that the public offering price of the shares in this offering is assumed to be $5.00, the midpoint of an estimated price range of $4.50 to $5.50. We also note that on January 1, 2021, you issued approximately 1.41 million stock options to employees and directors with an estimated fair value of $0.40 per common share. Please describe for us the factors that contributed to such a significant fluctuation in fair values, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, please disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material.

The estimated value of $0.40 per share of common stock of the options granted on January 1, 2021, was based on a valuation of the Company’s common stock prepared by a third-party independent valuation firm meeting the requirements of Section 409A of the United States Tax Code (“Section 409A”) on September 23, 2020 (the “2020 Valuation”). The 2020 Valuation was based on the Income approach using Discounted Cash Flow (“DCF”) and Marketability Discount approach.

Determination of Estimated Fair Value

The assumptions used in each valuation model to determine the fair value of the voting common stock as of the grant date of each option are based on numerous objective and subjective considerations, combined with management’s judgment, including but not limited to the following:

•	the Company’s actual operating results and financial performance;
•	current business conditions and projections;
•	stage of development;
•	likelihood of achieving a liquidity event, such as an initial public offering given the prevailing market conditions and the nature and history of the Company’s business;
•	industry information, such as market size and growth;
•	adjustments, if any, necessary to recognize the lack of marketability for the Company’s shares; and
•	macroeconomic conditions

Income Approach

The income approach attempts to convert future expected economic benefits, generally, cash flow, into a present value. As one application of the income approach, a valuation specialist may utilize the DCF method. The DCF method develops a value for a company’s business enterprise, which is based on direct projections of its future earnings-generating capabilities.

Marketability Discount

In determining the estimated fair value of common stock on the date of grant, it is appropriate to consider that the security may not be freely tradeable in the public markets. The estimated fair value of the voting common stock of the Company on January 1, 2021, therefore reflects a discount for lack of marketability (“DLOM”), which considers that the Company is a closely held entity with a diversified shareholder base and is partially based on the anticipated likelihood and timing of a future liquidity event for the subject shares.

The Section 409A regulations provide a presumption of reasonableness to valuations of stock that are not publicly traded and are issued “as of a date that is no more than 12 months before the relevant transaction to which the valuation is applied,” unless a material event occurs that would affect such valuation. The only material event that occurred with respect to the Company between September 23, 2020, and January 1, 2021, was the sale by the Company of $1.6 million of convertible notes. The Company does not believe such sale materially increased the value of the Company’s stock because the proceeds were used to pay salaries and not for acquisitions or other accretive corporate actions and the Company’s short-term liabilities were significantly increased. At the time of the option grant an initial public offering was contemplated, but the initial filing of a draft registration statement did not occur until April 2021 and there was no certainty that the Company could consummate an IPO transaction with a Nasdaq listing.

Since the options were issued in January, the Company raised an additional $2.6 million between January 13, 2021, and February 10, 2021, from the sale of its convertible notes, the proceeds of which were used for platform development and salaries.

Estimated IPO Price Range

As is typical in initial public offerings, the estimated IPO price range of $4.50 to $5.50 (the “Estimated IPO Price Range”) was not derived using a formal determination of fair value, but was determined by the Company based, in part, on input received from the underwriters including discussions with the board of directors and executives of the Company on August 26, 2021. Along with the input from the underwriters, among the factors considered in setting the Estimated IPO Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;
•	the Company’s financial condition and prospects;
•	progress and stage of development of the Company’s programs;
•	estimates of business potential and earnings prospects for the Company and the Healthcare and Life Sciences (“HCLS”) industry in which it operates;
•	comparable valuations metrics for and recent performance of initial public offerings of companies in the HCLS industry;
•	an assumption that there would be a receptive public trading market for cloud computing companies such as the Company; and
•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

Valuation Methodology

A primary reason for the Estimated IPO Price Range being significantly greater than the estimated fair value in the 2020 Valuation is the difference in valuation methodology and weighting of outcomes and liquidity. Public market investors often use more qualitative and subjective methodologies to determine the price that they are willing to pay in an IPO and those methodologies can result in valuations that differ significantly from the valuations determined using the quantitative information utilized by the Company’s board of directors and prescribed by the American Institute of Certified Public Accountants. Moreover, the quantitative methodologies employed by third-party valuation firms include discounts to the estimated fair value for alternative events (such as staying private), discounts to present value and DLOM, none of which apply to the Company in connection with its IPO valuation and the analysis of public market investors and the underwriters in their valuation analysis.  Additionally, the Company reported 20% growth in revenue for the six months ended June 30, 2021, as compared to the six months ended June 30, 2020. Moreover, the Company achieved Google Cloud Premier Partnership status in July 2021 and added new customers in the HCLS segment. Based on the foregoing, the Company believes that it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined by the American Institute of Certified Public Accountants, in its determination of fair value applied to the options in January 2021 and has used a customary and reasonable methodology in its determination of the Estimated IPO Price Range.

Subsequent Share-Based Issuances

Since June 30, 2021, the date of the most recent Company balance sheet, the Company issued 340,000 shares of common stock. We respectfully submit that, although immaterial, the impact of these issuances on the Company’s balance sheet dated June 30, 2021 is presently disclosed in the pro forma column of the table under the section entitled “Capitalization” on page 43 of Amendment No. 1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 876-0618.

Sincerely,

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP